Merriman Curhan Ford & Co.
600 California Street
9th Floor
San Francisco, CA 94108

July 29, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	National Lampoon, Inc. Registration Statement on Form SB-2; SEC File No. 333-123238

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, Merriman Curhan Ford & Co. (“MCF”), as the representative of the underwriters of the proposed offering of National Lampoon, Inc., is providing the following information with respect to the distribution of copies of the Company’s Preliminary Prospectus dated July 5, 2005 as follows:

(1) 1,705 copies to institutions;

(2) 46 copies to NASD members; and

(3) 309 copies to individual investors.

This is to further advise you that the underwriters have complied with and will continue to comply with Rule 15c2-8 with regard to copies of the Preliminary Prospectus and any amended Preliminary Prospectus.

Please be advised that the underwriters have adequate capital to underwrite a “firm commitment” offering.

Very truly yours, MERRIMAN CURHAN FORD & CO. By:/s/ Edward Keaney Name: Edward Keaney Title: Managing Director